SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For July 1, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
This Report contains a copy of the following:
(1)	The Press Release issued on July 1, 2009.

SIGNATURE

PRESS RELEASE	Amsterdam, 1 July 2009
ING to strengthen Dutch insurance organisation
•	Combination of Nationale-Nederlanden, RVS and ING Verzekeren Retail

•	Integrated organisation with dedicated units focusing on consumers, SME and corporates

•	Migration to Nationale-Nederlanden brand from 2011

•	Optimisation of current distribution through brokers, bank and own advisory network

•	Positive P&L contribution from 2010, accumulating to annual EUR 100 million from 2013

•	Workforce reduction of approx. 800 positions over coming three years, mainly through attrition
ING announced today that the now separate organisations of Nationale-Nederlanden, RVS and ING Verzekeren Retail (formerly Postbank Verzekeren) will be combined into one customer-oriented organisation under the Nationale-Nederlanden brand, which will be reinforced. The decision is in line with the Back to Basics strategy to simplify the organisation, reduce costs and improve customer focus. The new insurance organisation will have dedicated business units for retail customers, small and medium-sized enterprises and corporate clients.
“This is a next important step in realising our Back to Basics strategy,” commented Jan Hommen, CEO of ING. “Now is the time to adapt our Dutch insurance operations to the changing market environment and position them for the future. By streamlining the company and creating dedicated business units for customer groups, we will be able to better serve our over five million insurance customers in the Netherlands with the products they want.”
With this new strategy, ING responds to the customer need for convenience, personal advice, transparency and security. By utilising all current distribution channels, customers will be able to choose for themselves how and where they want to purchase products. The network of independent brokers will continue to play an important part as will both banking channels and the own advisors of ING in the Netherlands.
Within the combined company ING will create a dedicated business unit to provide services to clients who bought insurance policies that are currently no longer sold. This will further optimise customer service and efficiency in dealing with these so-called ‘closed books’ while at the same time creating more room for innovation and product development elsewhere in the organisation. By improving customer focus, optimising distribution and sales capabilities and increasing operational efficiency, ING expects to achieve an improved financial performance of the Dutch insurance operations, leading to a positive P&L impact from 2010, accumulating to annually EUR 100 million before tax from 2013 onwards. To achieve this, ING has set ambitious targets to drive costs below the market benchmark level. In the first 4 years, a total of EUR 165 million will be invested to realise the transformation process.
ING expects the programme to lead to a reduction of the workforce by approximately 800 positions over the coming three years. ING expects this reduction to be mainly realised through natural attrition, internal reallocation and by discontinuing temporary contracts. The workforce measures will be made in accordance with applicable regulations and will be discussed with the unions and respective works councils.
NOTE FOR EDITORS

Press enquiries	Investor enquiries
Raymond Vermeulen	ING Group Investor Relations
+31 20 541 5682	+31 20 541 5460
Raymond.Vermeulen@ing.com	Investorrelations@ing.com
ING Profile
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 115,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.

IMPORTANT LEGAL INFORMATION
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities, (XI) conclusions with regard to purchase accounting assumptions and methodologies, (XII) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ J.H. van Barneveld
J.H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: July 1, 2009